Peak Fintech Acquires Heartbeat Insurance
Platform and Brings Analytics and AI
Expertise to Insurance Industry

Montreal, Quebec--(Newsfile Corp. - September 14, 2021) - Peak Fintech Group Inc. (NASDAQ: TNT) (CSE: PKK) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that it has acquired the assets of Huayan Kun Tai Technology Company Ltd. ("Huayan"), a private company that provides various SaaS (software as a service) solutions to insurers and insurance brokers in China.

Huayan provides its solutions primarily through its proprietary "Heartbeat" (https://www.happysalers.com) insurance product management and brokerage platform, where users pay a subscription fee to access the services plus a commission-related service fee when applicable. All of Huayan's assets, including the Heartbeat platform, its employees and its operations will be transferred to Peak's Xinxiang Technologies Ltd. subsidiary ("Xinxiang"), which was created in the second quarter of 2021 specifically to help bring insurance related products and services to members of Peak's Business Hub.

With total premium income of 4.5T RMB (about CAD$885B) in 2020 according to Shanghai Daily's SHINE, the Chinese insurance industry is the second largest in the world behind only the United States, whose insurance industry premiums totalled USD$1.3T (about CAD$1.65T) in 2020. Many publications, including Investopedia, predict that by 2029 China's rapidly growing insurance market will account for 20% of global premiums, eclipsing the United States as the world's largest market. With a large part of that growth expected to come from the property, casualty and liability insurance sub-sector, Peak has an opportunity to introduce its analytics and AI capabilities to the sector and simultaneously add significant value to its Business Hub. By gaining entry to the insurance industry through the acquisition of the Heartbeat platform and integrating it to the Business Hub, Peak believes it's in better position than ever to continue to influence various aspects of B2B transactions in China.

The Heartbeat platform saw a significant increase in the number of insurance brokerage companies using it in 2021 with the number of users going from 8 at the end of 2020 to 420 by the end of August 2021. The increase is largely attributed to recent regulations enacted by China's Banking and Insurance Regulatory Commission (CBIRC) aimed at providing better supervision of the insurance brokerage industry and improving the industry's collection and management of data. The new regulations, which were implemented on February 1, 2021, essentially require all insurance brokers to have systems that allow them to share data with, and that are directly linked to, the country's insurance companies. As the Heartbeat platform is one of only a handful of platforms that offer such capabilities to the Chinese insurance brokerage industry, insurance brokers, who have until February 1, 2022 to comply with the new regulations or run the risk of having to shut down their operations, have been flocking to the platform. Heartbeat is currently linked to China's top insurance companies, including Ping An Insurance (Group) Ltd., China Life Property & Casualty Insurance Company Ltd., The People's Insurance Company (Group) of China Ltd., and Bank of China Insurance Company Ltd.

As compensation for the acquisition of Huayan's operations, Peak will pay Huayan and its shareholders a total of $31.0M, of which $11.0M will be payable in cash to be used by Huayan in various capacities to position Xinxiang for success as Huayan winds down its operations and transfers them to Xinxiang. The remaining $20.0M will be payable to Huayan's shareholders in common shares of Peak, of which $6.0M will be payable within ten business days of the signing of the agreement and $14.0M will be payable over a three-year period based on certain net income targets to be achieved by Xinxiang during that period.

"The Business Hub is simply the future of B2B related transactions in my opinion," said Huayan CEO Kai Cui. "Regardless of the products or services you offer, if you are a business selling to other businesses, the idea of being part of a network that uses data and AI to find and match you with clients, eliminates cashflow issues and generally helps you be more efficient is a very compelling proposition. I also commend the Company for continuing to listen to the needs of the Hub's members to bring them the solutions they've asked for to help their businesses thrive. It's that dedication to the success of its members and the constant pursuit to do better for them that has led to this transaction between our two entities and one of the many reasons we're so excited to be joining the Peak family. From an operational standpoint, we believe that pairing the Business Hub's analytical and AI capabilities with the Heartbeat platform will allow us to improve our existing product offering, attract new members and users, and even work with insurers to develop new products specific to certain industries, all of which should bring a whole new dimension to the Business Hub and increase its impact on B2B transactions in China," concluded Mr. Cui.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

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Facebook: @peakfintech

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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